CERTIFICATE OF QUALIFIED PERSON

Jonathan Cooper, P.Eng.

I, Jonathan Cooper, P.Eng., certify that:

1. I am employed as a Water Resources Engineer with Ausenco Sustainability ULC ("Ausenco"), with an office address of 11 King Street West, Suite 1500, Toronto, Ontario M5H 4C7.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of Western Ontario with a Bachelor of Engineering Science in Civil Engineering in 2008, and University of Edinburgh with a Master of Environmental Management in 2010.

4. I am a Professional Engineer registered and in good standing with Order of Engineers of Quebec (temporary engineer permit #6067376), Professional Engineers Ontario (registration #100191626), Engineers and Geoscientists British Columbia (registration #37864) and Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (registration # L4227).

5. I have practiced my profession for continuously for over 16 years with experience in the development, design, operation, and commissioning of surface water infrastructure. Previous projects that I have worked on that have similar features to the Novador Project are the Kwanika-Stardust for NorthWest Copper located in British Columbia, Colomac Gold Project located in the Northwest Territories and the Crawford Project located in Ontario.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I have not visited the Panuco Project

8. I am responsible for sections 18.11, 25.10.4, 25.16.1.7, 25.16.2.7, 26.9 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is defined in Section 1.5 of NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/ Jonathan Cooper
Jonathan Cooper, P.Eng.